June 25, 2025

Wai Kit Ng
Chief Executive Officer
Ga Sai Tong Enterprise Ltd
Fifth Floor of Kam Lung Commercial Centre
No. 2 Hart Avenue, Kowloon, Hong Kong

       Re: Ga Sai Tong Enterprise Ltd
           Draft Registration Statement on Form F-1
           Submitted May 28, 2025
           CIK No. 0002064551
Dear Wai Kit Ng:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note the discussion of your payment of dividends between you and your Hong
       Kong Operating Subsidiaries. Please state whether, in addition to dividends, there have been any transfers or distributions made to date between you and your subsidiaries or to investors, and quantify the amounts where applicable.
2. Your disclosure addresses limitations and cash management policies relating to the ability of your subsidiaries to transfer cash between each other.
Expland
       your disclosure here and in the prospectus summary to discuss whether there are limitations on the ability to transfer cash between you, your subsidiaries, and investors. Also disclose, if true, that you have no cash management policies that
 June 25, 2025
Page 2

       dictate how funds are transferred between you, your subsidiaries, and investors.
Prospectus Summary
Overview, page 1

3. For balance and context, please revise your disclosure at the bottom of the page here discussing of revenues for the fiscal years ended December 31, 2024 and 2023, with disclosure of your net income for the same periods. Similarly, revise your Business section where the same statement appears.
Corporate Structure, page 3

4. Please revise your corporate structure diagram here and on page 53 to reflect pre- and post-offering ownership and voting percentages for each entity or individual reflected in the diagram. We note that the diagram currently presents what appears to be limited to pre- and post-offering ownership percentages.
Summary of Risk Factors, page 6

5. Revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to each relevant individual detailed risk factor.

In light of recent events indicating greater oversight by the CAC..., page 27

6. Please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Industry Data and Forecasts, page 39

7. Please revise this section to briefly state, as reflected elsewhere, that the Cundi Report was commissioned by the company.
Management's Discussion and Analysis
Revenue, page 45

8. We note the amount disclosed in the table for revenues during the year ended
       December 31, 2024 does not agree to the amount disclosed in the narrative section.
       Please revise.
Management's Discussion and Analysis...
Bank borrowings, page 49

9. We note your disclosure that as of December 31, 2024 your bank borrowings
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Page 3

       amounted to US$1.6 million across three disclosed term loans with various banks, including a $704,689 balance in connection with your term loan with Bank of
       Communication ("BOCOM"). Please consider Item 601(b)(10) of Regulation S-K and file any of the associated loan agreements as exhibits accordingly. We note that as of the fiscal year ended December 31, 2024, you have revenues of $2,276,017 and net income of $793,670 with $406,012 in cash. Additionally, please revise your risk factors as appropriate to discuss this liability as we note your MD&A section states that the bank borrowings are deemed current liabilities as they contain repayable on demand clauses.
Business
Our Competitive Strengths, page 61

10. With an eye towards balance, please revise this section to briefly discuss not only your "Competitive Strengths" and "Growth Strategies" but also any challenges, competition or competitors, or other obstacles related to your business and operations.
       Revise your Prospectus Summary accordingly.
General

11. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services